

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

Via E-mail
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re: Youku Inc.**
> **Amendment No. 4 to Form F-4**
> **Filed July 6, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the additional proposals for Youku shareholders pertaining to (i) an increase in the number of votes attributed to Class B ordinary shares and (ii) a revision to Article 6(c) of Youku's Articles of Incorporation. Please expand your disclosure in the shareholder notice and on pages 6-7 to identify the matters in Article 6(c) that would become subject to this additional voting requirement as a result of the Class Vote Threshold Change proposal. Briefly disclose the purpose of each of these proposals.

"The current shareholders of Tudou's consolidated affiliated entities might have…," page 66

2. We note your response to comment 2 from our letter dated July 3, 2012.

    - Please revise your disclosure here as well as on page 170 to explain why the appointment of the new controlling shareholder of Beijing Tixian will not occur until after the closing of the merger.

- Please disclose what portion of Beijing Tixian and Quan Toodou the existing shareholders of such entities will retain after the increase of the registered capital and the addition of the new controlling shareholder(s).

- Please revise your disclosure to clarify whether the existing shareholders of Quan Toodou and Beijing Tixian have agreed to execute new contractual arrangements with Reshuffle Technology and the new shareholder(s) of each respective entity.

- Please tell us whether there are any other approvals, including shareholder approval, required for the capital injection, the increase in registered capital and the subscription for such increased registered capital of Quan Toodou and Beijing Tixian.

"The Youku Class A shares and Youku ADSs to be received by Tudou shareholders…," page 103

3. We note your disclosure on page 103 that directs investors to disclosure on page 106 regarding information on how the voting rights described in this risk factor would be changed if the Class Vote Threshold Change is approved at the Youku annual meeting. However, the disclosure in "The Annual General Meeting of Youku Shareholders" beginning on page 106 does not appear to specify the effect of the Class Vote Threshold Change. Expand this risk factor or include new risk factor disclosure explaining the risk to stockholders if the Class Vote Threshold Change is approved. Your revised disclosure should clearly address the risk that if this proposal is approved, certain Youku stockholders who acquired their shares prior to the company's initial public offering in 2010 would have to approve certain corporate actions, including a change of control of the company and the election of directors.

        Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

                                                                Sincerely,

                                                                /s/ Celeste M. Murphy for

                                                                Larry Spirgel
                                                                Assistant Director

cc: Julie Gao, Esq.